UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Acuity Brands, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
00508Y102
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 5 Pages

CUSIP No. 00508Y102

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Keeley Asset Management Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES	5	SOLE VOTING POWER 1,929,460
BENEFICIALLY OWNED	6	SHARED VOTING POWER 0
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 1,981,390
PERSON WITH:	8	SHARED DISPOSITIVE POWER 0

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,981,390(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6%(1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	The percent ownership calculated is based upon an aggregate of 43,415,781 shares outstanding as of January 5, 2010.

Page 2 of 5 Pages

CUSIP No. 00508Y102

Item 1(a).	Name of Issuer:

Acuity Brands, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1170 Peachtree Street, N.E., Suite 2400 Atlanta, GA 30309

Item 2(a).	Name of Person Filing:

The person filing this Schedule 13G is Keeley Asset Management Corp.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

401 South LaSalle Street Chicago, Illinois 60605

Item 2(c).	Citizenship:

Keeley Asset Management Corp. is an Illinois corporation.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

00508Y102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

|X|	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

Page 3 of 5 Pages

CUSIP No. 00508Y102

Item 4.	Ownership

Keeley Asset Management Corp.
(a)	Amount Beneficially Owned: 1,981,390
(b)	Percent of Class: 4.6%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 1,929,460
(ii)	shared power to vote or to direct the vote: 0
(iii)	sole power to dispose or to direct the disposition of: 1,981,390
(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 Pages

CUSIP No. 00508Y102

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2010

KEELEY ASSET MANAGEMENT CORP.
By: /s/ John L. Keeley, Jr.
John L. Keeley, Jr., President

Page 5 of 5 Pages